UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41247

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Appointment of Mr. Breaux Walker

Effective January 13, 2025, SunCar Technology Group Inc., a Cayman Islands exempted company (the “Company”) appointed Mr. Breaux Walker (“Mr. Walker”) as the Chief Strategy Officer (“CSO”) of the Company. As the CSO, Mr. Walker will be in charge of the Company’s capital markets’ strategy, investment, international financing, and investor relations, among others.

Mr. Walker brings over 25 years of experience in business development, corporate finance, and cross-border transactions, particularly in the technology and fintech sectors. Mr. Walker joined SunCar in March 2024 as consulting GM, North America. Prior to joining SunCar, he served as a Partner at HRJ International, where he advised emerging technology companies on financings, M&A, and growth strategies. Previously, he held Managing Director positions at Weild & Co. and JMP Securities, where he led cross-border transactions and public equity offerings for technology companies. Earlier in his career, Mr. Walker demonstrated entrepreneurial success in China, founding and scaling a technology services company to $25 million in revenue. He has also held senior positions at notable firms including Kochava, where he was an SVP, of Business Development, and Union Mobile Pay Ltd., where he led North American operations for one of China’s leading fintech platforms. He is fluent in Mandarin Chinese and proficient in Spanish. Mr. Walker holds a degree from Wesleyan University in Middletown, CT.

There are no family relationships between Mr. Walker and any director or other executive officer of the Company. There are no transactions between Mr. Walker or any member of his immediate family and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission. Further, there is no arrangement or understanding between Mr. Walker and any other persons or entities pursuant to which Mr. Walker was appointed as the CSO of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date: January 14, 2025	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)

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